UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 4, 2013



United Fire Group, Inc.
(Exact name of registrant as specified in its charter)

Iowa	001-34257	45-2302834
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa	52407
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(319) 399-5700**

_____
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement

On December 22, 2011, United Fire & Casualty Company entered into a certain Credit Agreement with a syndicate of lenders led by KeyBank National Association as administrative agent, lead arranger, sole book runner, swingline lender and letter of credit issuer (the "Credit Agreement"). The four-year Credit Agreement provides for a $100.0 million unsecured revolving credit facility that includes a $20.0 million letter of credit subfacility and a swingline subfacility in the amount of up to $5.0 million.

On June 4, 2013, United Fire & Casualty Company, United Fire Group, Inc. and the syndicated lenders entered into an Assignment, Joinder, Assumption, and Release Agreement (the "Joinder Agreement") transferring the obligations under the Credit Agreement from United Fire & Casualty Company to United Fire Group, Inc. Effective with the execution of the Joinder Agreement, United Fire & Casualty Company was released from any further obligations under the Credit Agreement.

The foregoing summary is qualified in its entirety by reference to the Joinder Agreement, a copy of which is filed herewith as Exhibit 10.1 and incorporated herein by reference.

Item 1.02. Termination of a Material Definitive Agreement

Upon entry into the Joinder Agreement on June 4, 2013, United Fire & Casualty Company's obligations under the Credit Agreement originally entered into on December 22, 2011, were assumed by United Fire Group, Inc. and United Fire & Casualty Company was released from further obligation.

A copy of the Joinder Agreement is filed herewith as Exhibit 10.1 and incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

Information concerning the Company's assumption of its subsidiary's, United Fire & Casualty Company's, Credit Agreement is set forth in Item 1.01, which information is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(a) None.

(b) None.

(c) None.

(d) Exhibits.

The following exhibits are furnished herewith.

Exhibit 10.1	Assignment, Joinder, Assumption, and Release Agreement dated as of June 4, 2013, among United Fire & Casulty Company, United Fire Group, Inc., a syndicate of financial institutions, as lenders party thereto, and KeyBank National Association, as Administrative Agent, Lead Arranger, Sole Book Runner, Swingline Lender, and Letter of Credit Issuer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire Group, Inc.

(Registrant)

Dated: June 5, 2013   /s/ Randy A. Ramlo

Randy A. Ramlo, Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.1	Assignment, Joinder, Assumption, and Release Agreement dated as of June 4, 2013, among United Fire & Casulty Company, United Fire Group, Inc., a syndicate of financial institutions, as lenders party thereto, and KeyBank National Association, as Administrative Agent, Lead Arranger, Sole Book Runner, Swingline Lender, and Letter of Credit Issuer

Exhibit 10.1

ASSIGNMENT, JOINDER, ASSUMPTION, AND RELEASE AGREEMENT

THIS ASSIGNMENT, JOINDER, ASSUMPTION, AND RELEASE AGREEMENT (this "Joinder Agreement") is made and entered into as of this 4th day of June, 2013, by and among

(i) UNITED FIRE & CASUALTY COMPANY, an Iowa corporation, and its successors and permitted assigns ("United Fire");

(ii) UNITED FIRE GROUP, INC., an Iowa corporation, and its successors and permitted assigns ("Holding");

(iii) the LENDERS party hereto;

(iv) KEYBANK NATIONAL ASSOCIATION, a national banking association, in its capacity as Administrative Agent; and

(v) KEYBANK NATIONAL ASSOCIATION, a national banking association, in its capacities as the Swingline Lender and as a Letter of Credit Issuer.

Recitals:

A. United Fire and the other parties hereto (other than Holding) are the parties to that certain Credit Agreement dated as of December 22, 2011, as amended by a First Amendment dated January 26, 2012 and a Second Amendment dated December 21, 2012 (the "Credit Agreement").

B. The Permitted Reorganization (as this and other capitalized terms used herein and not otherwise defined herein are defined in the Credit Agreement) was consummated on January 26, 2012.

C. Holding owns 100% of the issued and outstanding Equity Interests of United Fire.

D. As of the close of business, June 4, 2013, the aggregate unpaid principal balance of the Loans was $-0- and the aggregate LC Exposure was $-0-.

E. On June 4, 2013 United Fire delivered to the Administrative Agent written notice of the Holding Assumption Transaction, which notice was accompanied by the respective pro forma balance sheets of Holding and United Fire immediately prior to the Holding Assumption Transaction and immediately after giving effect thereto. Such notice proposes that the effective date of the Holding Assumption Transaction occur on the date hereof.

F.	It is a requirement of the Credit Agreement that, as one of the Holding Assumption Conditions, United Fire assign to Holding, and Holding accept and assume, all of United Fire's rights and all of its Debt and other obligations as "Borrower" under and pursuant to the Credit Agreement and each and every other Loan Document, including, without limitation, each promissory note issued by United Fire pursuant to Section 2.09(e) of the Credit Agreement.

Agreements:

NOW THEREFORE, in consideration of the foregoing Recitals, of the agreements hereinafter set forth, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder Agreement hereby agree as follows:

1.	Incorporation by Reference. Each of United Fire and Holding represents and warrants to each of the Lender Parties the accuracy in all material respects of the statements made in all of the foregoing Recitals, which are hereby incorporated by reference into this Joinder Agreement as if fully restated herein.

2.	Assignment and Assumption of Credit Agreement Obligations. On the Assumption Effective Date (defined below), and subject to the satisfaction of the conditions set forth in Paragraph 6, below (as evidenced by the Administrative Agent's issuance of the Lender Confirmation, defined below), United Fire hereby assigns and transfers to Holding, and Holding hereby accepts, joins in and assumes and agrees to pay and perform, all of the Debt, covenants, representations, warranties and other obligations of United Fire as the "Borrower" under and pursuant to the Credit Agreement and of United Fire under and pursuant to each of the other Loan Documents to which United Fire is a party or by which United Fire or any of its property is bound, including, without limitation:

(i)	the Promissory Note dated December 22, 2011, in the face amount of $35,000,000 made by United Fire to the order of KeyBank National Association;

(ii)	the Promissory Note dated December 22, 2011, in the face amount of $30,000,000 made by United Fire to the order of Bankers Trust Company;

(iii)	the Promissory Note dated December 22, 2011, in the face amount of $25,000,000 made by United Fire to the order of The Northern Trust Company;

(i)	the Promissory Note dated December 22, 2011, in the face amount of $10,000,000 made by United Fire to the order of Cedar Rapids Bank and Trust Company; and

(ii)	the Swingline Note dated December 22, 2011, in the face amount of $5,000,000 made by United Fire to the order of KeyBank National Association.

The foregoing Promissory Notes and Swingline Note are hereinafter referred to collectively as the "Current Notes." After giving effect to the foregoing and upon the Administrative Agent's issuance of the Lender Confirmation, Holding shall be and become the "Borrower" and United

Fire shall cease to be the "Borrower", in each case under and for all purposes of the Credit Agreement and the other Loan Documents.

3.　　Conforming Amendments to the Loan Documents. Each of United Fire, Holding, and the Lender Parties agrees that on the Assumption Effective Date, and subject to the satisfaction of the conditions set forth in Paragraph 6, below (as evidenced by the Administrative Agent's issuance of the Lender Confirmation):

(i)　　this Joinder Agreement shall be deemed to be a Loan Document; and

(ii)　　the amended and restated Schedule 3.06 to the Credit Agreement attached hereto as Attachment 1 is hereby substituted for the Schedule 3.06 heretofore attached to the Credit Agreement.

4.　　Release. Each of the Lender Parties agrees that on the Assumption Effective Date, and subject to the satisfaction of the conditions set forth in Paragraph 6, below (as evidenced by the Administrative Agent's issuance of the Lender Confirmation), and only following the effectiveness of the assumptions by Holding contemplated by Paragraph 2, above:

(a)　　United Fire shall be released from all Debt and all other obligations under and pursuant to the Credit Agreement, the Current Notes and the other Loan Documents, shall cease to be a party thereto or have any further liabilities or obligations thereunder of any kind or nature;

(b)　　the Continuing Guaranty of Payment dated February 1, 2012 made by Holding for the benefit of the Lender Parties shall be terminated, cancelled and released, and shall be of no further force or effect; and

(c)　　to confirm in writing the releases described in clauses (a) and (b), above, the Administrative Agent shall execute and deliver to (i) United Fire a release of its Debt and other obligations under and pursuant to the Credit Agreement, the Current Notes and the other Loan Documents, as provided in Paragraph 6, below and (ii) Holding a release of its Debt and other obligations under and pursuant to the above-described Continuing Guaranty of Payment dated February 1, 2012.

On and after the Assumption Effective Date and following the effectiveness of the assumptions by Holding as provided in this Joinder Agreement, the Lender Parties agree that they shall look solely to Holding for the payment and performance of any and all of the Debt, covenants, representations, warranties and other obligations of United Fire as the "Borrower" under and pursuant to the Credit Agreement and the other Loan Documents

5.　　Representations, Warranties and Covenant. In connection with such assignment, acceptance, joinder, assumption, and release:

(a)　　each of United Fire and Holding hereby jointly and severally represents and warrants to each of the Lender Parties that, as of the Assumption Effective Date, the structural chart attached as Attachment 2 hereto accurately represents the names, entity types, jurisdiction of formation and percentage of ownership of the Equity Interests of each of the Subsidiaries of Holding;

(b) each of United Fire and Holding hereby jointly and severally confirms and reaffirms to each of the Lender Parties each and all of the representations and warranties contained in Article 3 of the Credit Agreement as of the Assumption Effective Date and after giving effect to the joinder and assumption by Holding, the release of United Fire and the conforming amendments to the Credit Agreement contemplated by Paragraph 3 of this Joinder Agreement (except to the extent any such representation or warranty speaks only as of an earlier date, in which case such representation or warranty is confirmed and reaffirmed only as of such earlier date);

(d) each of United Fire and Holding hereby jointly and severally represents and warrants to each of the Lender Parties that each of the components of the Holding Assumption Transaction, including, without limitation, the assignment, acceptance, joinder and assumption contemplated hereby, will occur in compliance in all material respects with all applicable laws, including without limitation applicable securities laws and Applicable Insurance Codes; and

(e) each of United Fire and Holding hereby jointly and severally represents and warrants to each of the Lender Parties that all consents and approvals that are necessary for each of the components of the Holding Assumption Transaction, including, without limitation, the assignment, acceptance, joinder and assumption contemplated hereby, have been obtained.

6. Agreement Effective Date; Conditions Precedent. The assignment, acceptance, joinder, assumption, and release provided for under and pursuant to this Joinder Agreement shall not be effective unless and until the date on which United Fire and Holding have satisfied all of the following conditions precedent (such date of effectiveness being the "Assumption Effective Date"):

(a) Officer's Certificates. On the Assumption Effective Date and after giving effect to the provisions of this Joinder Agreement, there shall exist no Default, and the President, a Vice President or a Financial Officer of each of United Fire and Holding shall have delivered to the Administrative Agent written confirmation thereof dated as of the Assumption Effective Date, which certificates shall also confirm such of the other Holding Assumption Conditions as the Administrative Agent shall reasonably request.

(b) Corporate Authorizations. Each of United Fire and Holding shall have delivered to the Administrative Agent a copy, certified by its Secretary or Assistant Secretary, of its respective directors' resolutions authorizing the execution and delivery of this Joinder Agreement and the other Loan Documents contemplated by this Paragraph 6.

(c) Good Standing Certificates. Holding shall have delivered to the Administrative Agent a certificate of good standing for Holding, certified by the office of the Secretary of State of Iowa, and certificates of qualification for Holding to transact business as a foreign corporation in every other state where its failure so to qualify could have a Material Adverse Effect.

(d)   <u>Formation and Governance Documents</u>. Holding shall have delivered to the Administrative Agent (i) a copy of the articles of incorporation of Holding, including any amendments or restatements thereof, certified as of a recent date by the Secretary of State of Iowa, and (ii) a copy of the by-laws of Holding, certified as true, correct and in full force and effect by the Secretary or an Assistant Secretary of Holding.

(e)   <u>Promissory Notes and Swingline Note</u>. Holding shall have executed and delivered to the Administrative Agent, for the benefit of each of the Lenders a Promissory Note, in favor of each of such Lender, in the principal amount of such Lender's Commitment and, for the account of the Swingline Lender, a Swingline Note, in each case otherwise substantially in the form of the applicable Current Note (collectively, the "Replacement Notes").

(f)   <u>Statutory Surplus of Qualifying Subsidiaries</u>. Holding shall have delivered to the Administrative Agent evidence reasonably satisfactory to the Administrative Agent that as of the Fiscal Quarter of United Fire most recently ended prior to the Holding Assumption Transaction, Qualifying Subsidiaries had, on a combined basis, Statutory Surplus of not less than $200,000,000 in the aggregate.

(g)   <u>Legal Opinions</u>. United Fire and Holding shall have caused the delivery to the Administrative Agent of the favorable opinion or favorable opinions of counsel for United Fire and Holding, all in form and substance reasonably satisfactory to the Administrative Agent.

(h)   <u>Required Ratings</u>. The Administrative Agent shall have received evidence reasonably satisfactory to it that the Best Holding Rating immediately following the Holding Assumption Transaction shall not be lower than the Required Rating.

(i)   <u>Legal Matters</u>. All legal matters incident to this Joinder Agreement and the consummation of the transactions contemplated hereby shall be reasonably satisfactory to Squire Sanders (US) LLP, Cleveland, Ohio, special counsel to the Administrative Agent (the "Special Counsel").

Upon the Administrative Agent's agreement that each and all of the foregoing conditions have been satisfied to its reasonable satisfaction, the Administrative Agent will issue to United Fire and Holding its written confirmation of that fact in the form of Attachment 3 hereto (the "Lender Confirmation") and will deliver to United Fire its executed Release in the form of Attachment 4 hereto.

7.   <u>Other Loan Documents; Delivery of Replacement Notes</u>. (a) Any reference in the other Loan Documents to the Credit Agreement shall, from and after the Assumption Effective Date, be deemed to refer to the Credit Agreement, as assumed and modified by this Joinder Agreement; and any reference in the Loan Documents to the notes issued pursuant to Section 2.09(e) of the Credit Agreement shall, from and after the Assumption Effective Date, be deemed to refer to the Replacement Notes (or any subsequent replacements thereof).

(b)   Upon the Administrative Agent's issuance of the Lender Confirmation the Administrative Agent is hereby authorized by Holding to deliver to the appropriate Lender its respective Replacement Note, subject to such Lender's delivery to the Administrative Agent for cancellation such Lender's Current Note.

8.   Confirmation of Debt; Absence of Claims; Return of Notes. United Fire hereby affirms as of the date hereof (prior to giving effect to the Holding Assumption Transaction), and Holding hereby affirms as of the Assumption Effective Date (after giving effect to the Holding Assumption Transaction), all of its respective Debt and other obligations to each of the Lender Parties under and pursuant to the Credit Agreement and each of the other Loan Documents and that such Debt and other obligations are owed to each of the Lender Parties according to their respective terms. United Fire hereby affirms as of the date hereof (prior to giving effect to the Holding Assumption Transaction), and Holding hereby affirms as of the Assumption Effective Date (after giving effect to the Holding Assumption Transaction), and each further acknowledges and agrees, that there are no claims or defenses to the enforcement by the Lender Parties of the Debt and other obligations of, as the case may be, United Fire or Holding to each of them under and pursuant to the Credit Agreement or any of the other Loan Documents. Each Lender agrees to return to United Fire promptly following the Assumption Effective Date the Current Note issued by United Fire to it on the Effective Date pursuant to Section 2.09(e) of the Credit Agreement.

9.   Agent's Expense. Holding agrees to reimburse the Administrative Agent promptly for its reasonable and invoiced costs and expenses incurred in connection with this Joinder Agreement and the other Loan Documents delivered hereunder and the transactions contemplated hereby and thereby, including, without limitation, the reasonable fees and expenses of the Special Counsel.

10.   No Other Modifications; Same Indebtedness. Except as expressly provided in this Joinder Agreement and the Replacement Notes, all of the terms and conditions of the Credit Agreement and the other Loan Documents remain unchanged and in full force and effect. The joinder, assumption, amendments and release effected by this Joinder Agreement and by the other documents contemplated hereby shall not be deemed to provide for or effect a repayment and re-advance of any of the Loans now outstanding, it being the intention of all of United Fire, Holding, and the Lender Parties hereby that the Debt owing under the Credit Agreement, as assumed and amended by this Joinder Agreement, and the Replacement Notes be and hereby is the same Debt as that owing under the Credit Agreement and the Current Notes immediately prior to the effectiveness hereof.

11.   Governing Law; Binding Effect. This Joinder Agreement shall be governed by and construed in accordance with the laws of the State of New York and shall be binding upon and inure to the benefit of the United Fire, Holding, the Lenders, the Administrative Agent and the Letter of Credit Issuer and their respective successors and assigns.

12.   Execution in Counterparts. This Joinder Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which

when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement.

13. <u>Waiver of Jury Trial</u>. EACH PARTY HERETO WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS JOINDER AGREEMENT OR ANY OTHER LOAN DOCUMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS JOINDER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

[No additional provisions are on this page; the page next following is the signature.]

IN WITNESS WHEREOF, United Fire, Holding, the Lenders, the Administrative Agent, the Swingline Lender and the Letter of Credit Issuer have hereunto set their hands as of the date first above written.

BORROWER PARTIES:

ADMINISTRATIVE AGENT:

UNITED FIRE & CASUALTY COMPANY

KEYBANK NATIONAL ASSOCIATION, as Administrative Agent

By: /s/ Dianne M. Lyons
     Dianne M. Lyons, Vice President
     Chief Financial Officer

By: /s/ James Cribbet
     James Cribbet, Vice President

UNITED FIRE GROUP, INC.

By: /s/ Dianne M. Lyons
     Dianne M. Lyons, Vice President
     Chief Financial Officer

LENDERS:

KEYBANK NATIONAL ASSOCIATION, as Lender, Swingline Lender and Letter of Credit Issuer

By: /s/ James Cribbet
James Cribbet, Vice President

BANKERS TRUST COMPANY, as Lender

By: /s/ Patrick Deignan
Patrick Deignan, President

THE NORTHERN TRUST COMPANY, as Lender

By: /s/ Karen Czys
Karen Czys, Second Vice President

CEDAR RAPIDS BANK AND TRUST COMPANY, as Lender

By: /s/ Patricia L. Ellison
Patricia L. Ellison, Senior Vice President

ATTACHMENT 1
SCHEDULE 3.06

PART A. UNITED FIRE GROUP, INC.'S SUBSIDIARIES

Subsidiary Name	State of Incorporation	Material Subsidiary
United Fire & Casualty Company	Iowa	Yes
United Life Insurance Company	Iowa	Yes
Addison Insurance Company	Iowa	No
American Indemnity Financial Corporation	Delaware	No
Texas General Indemnity Corporation	Colorado	No
Lafayette Insurance Company	Louisiana	No
Mercer Insurance Group, Inc.	Pennsylvania	Yes
Financial Pacific Insurance Group, Inc.	Delaware	Yes
Financial Pacific Insurance Company	California	Yes
Financial Pacific Insurance Agency	California	No
Mercer Insurance Company	Pennsylvania	Yes
Mercer Insurance Company of New Jersey Inc.	New Jersey	No
Franklin Insurance Company	Pennsylvania	No
BICUS Services Corporation	Pennsylvania	No
United Fire & Indemnity Company	Texas	No
United Fire Lloyds	Texas	No

PART B. OTHER INVESTMENTS PERMITTED UNDER SECTION 6.04.

NONE

United Fire Group, Inc. Organizational Chart



United Fire Group, Inc.
IA Holding Company
publicly traded
CUSIP # 910340 108

United Fire & Casualty Company
NAIC # 13021
IA P&C Insurer
100% owned by UFG

Addison Insurance Company
NAIC # 10324
IA P&C Insurer
100% owned by UFCC

American Indemnity Financial Corporation
DE Holding Company
100% owned by UFCC

Lafayette Insurance Company
NAIC # 18295
LA P&C Insurer
100% owned by UFCC

Mercer Insurance Group, Inc.
PA Holding Company
100% owned by UFCC

United Life Insurance Company
NAIC # 69973
IA Life Insurer
100% owned by UFCC

United Fire & Indemnity Company
NAIC # 19496
TX P&C Insurer
100% owned by UFCC

Texas General Indemnity Company
CO P&C Insurer
100% owned by AIFC

Financial Pacific Insurance Group, Inc.
DE Holding Company
100% owned by MIG

Mercer Insurance Co.
NAIC # 14478
PA P&C Insurer
100% owned by MIG

United Fire Lloyds
NAIC # 43559
TX P&C Insurer
Affiliate of UFIC

Financial Pacific Insurance Company
NAIC # 31453
CA P&C Insurer
100% owned by FPIG

Financial Pacific Insurance Agency
CA Corporation
100% owned by FPIG

Mercer Insurance Co. of New Jersey, Inc.
NAIC # 43540
NJ P&C Insurer
100% owned by MIC

Franklin Insurance Company
NAIC # 10728
PA P&C Insurer
100% owned by MIC

BICUS Services Corporation
PA Corporation
100% owned by MIC

5/29/2013